NAMECOACH, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

NAMECOACH, INC.
2627 Hanover Street
Palo Alto, CA 94304

1. **Background.** The undersigned understands that NameCoach, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Ac***t") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 1,019,135 shares of its Series A-5 Preferred Stock, $0.0001 par value per Share (each a "***Series A-5 Share***" and, collectively, the "***Series A-5 Shares***") at a purchase price of $1.113689 per Share; provided, however, that if the undersigned has an active Wefunder VIP membership or subscribes on or before the date on which the Company raises $100,000 in the Offering, then the undersigned will have the opportunity to purchase up to 99,768 shares of the Company's Series A-4 Preferred Stock $0.0001 par value per Share (each a "***Series A-4 Share***" and, collectively, the "***Series A-4 Shares***" together with the Series A-5 Shares, the "***Shares***" or the "***Securities***") at a purchase price of $1.00232 per Share, a 10% discount from the Series A-5 Preferred Stock, (such purchase price whether for the Series A-4 or the Series A-5 Shares, the "***Purchase Price***"). The minimum amount to be raised in the Offering is $50,000 (the "***Minimum Offering Amount***") and the maximum amount to be raised in the Offering is $1,235,000 (the "***Maximum Offering Amount***"). The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory

Authority. The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription**.

a. *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").

b. *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

c. *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company, processed through the Portal's qualified third-party, at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

3. **Closing**.

a. *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

b. *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

i. prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Minimum Offering Amount;

ii. at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Minimum Offering Amount;

iii. at the time of Closing, the Company shall have received all requisite consents;

iv. at the time of Closing, the Company and the Subscriber have signed joinders to the First Amended and Restated Voting Rights Agreement, the First Amended and Restated Right of First Refusal and Co-Sale Agreement, the First Amended and Restated Investors' Rights Agreement;

v. the Company shall file the Third Amended and Restated Articles of Incorporation with the Secretary of State of the State of Delaware; and

vi. the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

a. The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

b. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

c. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

d. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

e. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

f. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the

Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

g. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

h. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

i. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

j. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company, the Portal or any of their respective affiliates, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned. The undersigned acknowledges that any projections, forecasts, or estimates provided by the Company or or through the Portal are speculative and based on assumptions that may not be realized.

k. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares. The undersigned confirms that they have received all the information they consider necessary or appropriate for deciding whether to purchase the Shares and have had the opportunity to ask questions and receive answers from the Company (through the Portal) regarding the terms and conditions of the Offering and the business, operations, and financial condition of the Company. The undersigned acknowledges that they have read and understand the risk factors related to the investment as outlined in the Form C and accompanying Offering Statement.

l. The undersigned acknowledges that they have been advised to consult with their own tax advisor regarding the tax consequences of the investment and that the Company or the Portal or any of their affiliates or representatives have not provided any tax advice.

m. The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the

other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary or public market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

o. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The undersigned acknowledges that any breach of this provision may result in the initiation of appropriate legal proceedings against the undersigned.

p. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

a. *Corporate Power*. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to

conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

b. *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Third Amended and Restated Articles of Incorporation, the First Amended and Restated Voting Rights Agreement, the First Amended and Restated Right of First Refusal and Co-Sale Agreement, the First Amended and Restated Investors' Rights Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Third Amended and Restated Articles of Incorporation and Bylaws as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. If any such violations, conflicts, or defaults occur, it is the responsibility of the Company to resolve the issue immediately. The Company acknowledges that the Portal, and any of its affiliates, or any member, manager, or employee thereof, shall not be liable in connection with such violations, conflicts, or defaults.

8. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **Market Stand-Off.** If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. General Provisions

a. *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

b. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

c. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

d. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

e. *Arbitration*. Any dispute, claim, or controversy arising out of or relating to this Agreement shall be resolved by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitration shall be conducted by a single arbitrator in the city of the Company's principal place of business, applying Delaware law. Each party shall bear its own costs and expenses, including legal fees, unless the arbitrator awards costs to the prevailing party. The arbitration proceedings and any related information shall remain confidential, except as required by law or to enforce an award. The arbitrator's decision shall be final and binding, with judgment enforceable in any competent court. By agreeing to arbitration, the parties waive their right to a jury trial, except for seeking provisional remedies or injunctive relief in court to protect rights pending arbitration.

f. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

g. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

h. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

i. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

j. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

k. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

l. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

m. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

n. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

o. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares of Series A-5: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

Number of Shares of Series A-4: ______________________________

Aggregate Purchase Price: _______________________

Total Purchase Price: $[AMOUNT]

COMPANY:

NAMECOACH, INC.

Founder Signature

Praveen Shanbhag, CEO

Read and Approved (For IRA Use Only):

By: ____________________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

NAMECOACH, INC.

FIRST AMENDED AND RESTATED VOTING AGREEMENT

THIS FIRST AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement"), is made and entered into as of [EFFECTIVE DATE] by and among NameCoach, Inc., a Delaware corporation (the "Company"), each holder of the Series Seed Preferred Stock, $0.0001 par value per share (the "Series Seed 1 Preferred Stock"), Series Seed 2 Preferred Stock, $0.0001 par value per share (the "Series Seed 2 Preferred Stock" and together with the Series Seed 1 Preferred Stock, the "Series Seed Preferred Stock"), Series A-1 Preferred Stock, $0.0001 par value per share (the "Series A-1 Preferred Stock"), Series A-2 Preferred Stock, $0.0001 par value per share (the "Series A-2 Preferred Stock"), Series A-3 Preferred Stock, $0.0001 par value per share (the "Series A-3 Preferred Stock"), Series A-4 Preferred Stock, $0.0001 par value per share (the "Series A-4 Preferred Stock"), Series A-5 Preferred Stock, $0.0001 par value per share, (the "Series A-5 Preferred Stock," and together with the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, and Series A-4 Preferred Stock the "Series A Preferred Stock") (referred to herein collectively with the Series Seed Preferred Stock as the "Preferred Stock") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "Investors"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "Key Holders," and together collectively with the Investors, the "Stockholders").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and certain Investors are entering into a Subscription Agreement (the "Subscription Agreement") providing for the sale of shares of the Series A-4 and Series A-5 Preferred Stock. Certain of the Investors (the "Existing Investors") and the Key Holders are parties to that certain Voting Agreement dated September 1, 2022 by and among the Company and the parties thereto (the "Amended and Restated Agreement"). The Company, the Key Holders and the Existing Investors party to the Amended and Restated Agreement desire to amend and restate that agreement to provide the Investors purchasing shares of the Series A-4 and Series A-5 Preferred Stock pursuant to the Subscription Agreement with the right, among other rights, to elect certain members of the board of directors of the Company (the "Board") in accordance with the terms of this Agreement.

B. The Third Amended and Restated Certificate of Incorporation of the Company (as the same may be amended and/or restated from time to time, the "Restated Certificate") provides that (a) the holders of record of the shares of the Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "Series Seed Director") and the holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "Series A Director"); (b) the holders of record of the shares of common stock, $0.0001 par value per share, of the Company ("Common Stock"), exclusively and as a separate class, shall be entitled to elect two directors of the Company (the "Common Directors"); and (c) the holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the Company (each, a "Mutual Director").

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

The parties hereby agree that the Amended and Restated Agreement is hereby amended and restated in its entirety by this Agreement, and the parties further agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five directors. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) As the Series Seed Director, one person designated from time to time by Authentic Ventures I, L.P., ("Authentic Ventures") for so long as such Stockholder and its Affiliates (as defined below) continue to own beneficially at least 824,459 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustments for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Lindsay Lee;

(b) As the Series A Director, one person designated from time to time by Impact America Fund II, LP ("Impact America"), for so long as such Stockholder and its Affiliates (as defined below) continue to own beneficially at least 798,148 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which number is subject to appropriate adjustments for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Kaiton Williams;

(c) As one of the Common Directors, one individual designated from time to time by the holders of a majority of the shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), which individual shall initially be Leah Edwards;

(d) As one of the Common Directors, the Company's Chief Executive Officer, who shall initially be Praveen Shanbhag (the "CEO Director"), provided that if for any reason the CEO director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective Shares (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director; and

(e) As the Mutual Director, one individual designated by the Chief Executive Officer of the Company that is not otherwise an employee of the Company, provided, however, that such individual is mutually acceptable to all of the other members of the Board, which seat shall initially remain vacant.

To the extent that any of clauses (a) through (e) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in

accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under Subsection 1.2 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsection 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "Securities Act") (each, a "Disqualification Event"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee

to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Designee". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as an "Acquisition" or "Asset Transfer" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock; (ii) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series A Preferred Stock, which majority must include the holders of at least fifty-five percent (55%) of the Series A-1 Preferred Stock, (the holders in Subsections (i) and (ii), the "Selling Investors"); (iii) the Board; and (iv) the holders of a majority of the then outstanding shares of Common Stock held by the Key Holders who are then providing services to the Company as officers, employees or consultants (collectively, (i), (ii) and (iv) are the "Electing Holders") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or

joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in

connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(d) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in an Asset Transfer or Acquisition (assuming for this purpose that the Proposed Sale is an Asset Transfer or Acquisition) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 3.3(d), if the consideration to be paid in exchange for the Key Holder Shares or Investor Shares, as applicable, pursuant to this Subsection 3.3(d) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or

Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable; and

(e) subject to clause (d) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 3.3(e) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's First Amended and Restated Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were an Acquisition), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as an Acquisition pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least 10 days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Subsection 3.2(c) on behalf of any party failing to do so within five business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Subsection 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this

Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters.

5.1 Definitions. For purposes of this Agreement:

(a) "Company Covered Person" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "Disqualified Designee" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "Disqualification Event" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "Rule 506(d) Related Party" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes

the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A-4 Preferred Stock or Series A-5 Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Series A-4 Preferred Stock or Series A-5 Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting 1% or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, it shall be sent to 2627 Hanover Street, Palo Alto, CA 94304, Attention: Praveen Shanbhag; and a copy (which shall not constitute notice) shall also be sent to Weiss Brown Attention: Heather Todd Horrocks 6263 North Scottsdale Road Suite 340 Phoenix, AZ 85250. If notice is given to Investors, a copy (which shall not constitute notice) shall also be sent to O'Melveny & Myers LLP, Attention: Nathaniel P. Gallon, 2765 Sand Hill Road, Menlo Park, CA 94025.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to

the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted Electronic Notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding at least a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class), which majority must include the holders of at least fifty-five percent (55%) of the outstanding shares of Series A-1 Preferred Stock. Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the provisions of Subsection 1.2(a) and this Subsection 7.8(b) may not be amended, modified, terminated or waived without the written consent of Authentic Ventures;

(c) the provisions of Subsection 1.2(b) and this Subsection 7.8(c) may not be amended, modified, terminated or waived without the written consent of Impact America;

(d) the provisions of Subsections 1.2(c), 1.2(d) and this Subsection 7.8(d) may not be amended, modified, terminated or waived without the written consent of the holders of a majority of the shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock);

(e) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(f) Schedule A hereto may be amended by the Company from time to time in accordance with the to add information regarding additional Subscribers (as defined in a Subscription Agreement) without the consent of the other parties hereto; and

(g) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 7.8, the

requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.

7.11 Entire Agreement. Upon the effectiveness of this Agreement, the Amended and Restated Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Subscription Agreement) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the

voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the District of Northern California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the District of Northern California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.19 Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such

Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[SIGNATURE PAGES FOLLOW]

COMPANY:

NAMECOACH, INC.

By: *Founder Signature*

Name: Praveen Shanbhag

Title: Chief Executive Officer

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("Adoption Agreement") is executed on ___________________, 20__, by the undersigned (the "Holder") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of September 1, 2022 (the "Agreement"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "Stock"), for one of the following reasons (Check the correct box):

- ☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.
- ☐ As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.
- ☐ As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.
- ☐ In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ___________________________	ACCEPTED AND AGREED:
By: _________________________________ Name and Title of Signatory	**NAMECOACH, INC.**
Address: ______________________________	By: ______________________________________
_____________________________________	Title: _____________________________________
Facsimile Number: _____________________	

EXHIBIT B

CONSENT OF SPOUSE

I, [____________________], spouse of [______________], acknowledge that I have read the Amended and Restated Voting Agreement, dated as of September 1, 2022, to which this Consent is attached as Exhibit B (the "Agreement"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:___________________________ ______________________________________

[*Name of Key Holder's Spouse*]

NAMECOACH, INC.

FIRST AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS FIRST AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "Agreement") is entered into as of [EFFECTIVE DATE], by and among NameCoach, Inc., a Delaware corporation (the "Company") and the investors listed on Exhibit A hereto, referred to hereinafter as the "Investors" and each individually as an "Investor."

RECITALS

WHEREAS, certain of the Investors (the "Existing Investors") hold shares of the Company's Series A-1 Preferred Stock, par value $0.0001 per share (the "Series A-1"), Series A-2 Preferred Stock, par value $0.0001 per share (the "Series A-2"), Series A-3 Preferred Stock, par value $0.0001 per share, (the "Series A-3," and together with the Series A-1, and Series A-2, the "Series A Preferred") and/or shares of Common Stock issued upon conversion thereof and possess information rights, rights of first offer, and other rights pursuant to that certain Amended and Restated Investors' Rights Agreement dated as of September 1, 2022 by and among the Company and such Existing Investors (the "Prior Agreement");

WHEREAS, the Existing Investors are holders of a majority of the then-outstanding Registrable Securities, which majority must include the holders of at least fifty-five percent (55%) of the outstanding shares of Series A-1 Preferred Stock (for this purpose, as defined in the Prior Agreement), and desire to amend and restate the Prior Agreement in its entirety; and

WHEREAS, Investors are parties to that certain Subcription Agreement of even date herewith by and among the Company and such Investors (the "Subscription Agreement"), under which certain of the Company's and such Investor's obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors and the Company.

NOW, **THEREFORE**, the Existing Investors hereby agree that the Prior Agreement shall be amended and restated, and replaced and superseded by this Agreement in its entirety, and the parties to this Agreement further agree as follows:

SECTION 1. GENERAL.

1.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

(a) "Affiliate" means, with respect to any specified person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such person, including without limitation any general partner, managing member, officer or director of such person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such person; for the avoidance of doubt, each Permitted Founders Fund Entity shall be deemed to be Affiliated with all other Permitted Founders Fund Entities.

(b) "Charter" means the Company's Amended and Restated Certificate of Incorporation in effect as of the date hereof.

(c) "Common Stock" means the Company's Common Stock as such term is defined in the Charter.

(d) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(e) "Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(f) "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

(g) "Holder" means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities in accordance with Section 2.9 hereof.

(h) "Initial Offering" means the Company's first firm commitment underwritten public offering of its Common Stock registered under the Securities Act.

(i) "Major Investor" means any Investor that, individually or together with such Investor's Affiliates, holds at least: (i) 1,840,787 shares of Series Seed Preferred or (ii) 1,995,370 shares of Series A Preferred (in each case as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

(j) "Qualified IPO" shall have the meaning given to such term in the Charter.

(k) "Permitted Founders Fund Entity" means (i) Founders Fund, LLC; (ii) Lembas IV (or, in the alternative, one (1) similar Founders Fund investment vehicle); (iii) The Founders Fund V Management, LLC; (iv) The Founders Fund V, LP; (v) The Founders Fund V Principals Fund, LP; (vi) The Founders Fund V Entrepreneurs Fund, LP; (vii) FF Angel V, LLC; (viii) FF Science V, LLC; (ix) any Founders Fund employee investment vehicle; and (x) any partner or Affiliate of any Permitted Founders Fund Entity.

(l) "Preferred Directors" shall mean, collectively, the Series A Director and Series Seed Director.

(m) "Preferred Stock" shall mean the Company's Preferred Stock as such term is defined in the Charter.

(n) "Register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

(o) "Registrable Securities" means (a) Common Stock of the Company issuable or issued upon conversion of the Shares and (b) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities. Notwithstanding the foregoing, Registrable Securities shall not include any securities (i) sold by a person to the public either pursuant to a registration statement or Rule 144 or (ii) sold in a private transaction in which the transferor's rights under Section 2 of this Agreement are not assigned. Notwithstanding the foregoing, the Company shall in no event be obligated to register any Preferred Stock of the Company, and Holders of Registrable Securities will not be required to convert their Preferred Stock into Common Stock

in order to exercise the registration rights granted hereunder, until immediately before the closing of the offering to which the registration relates.

(p) "Registrable Securities then outstanding" shall be the number of shares of the Company's Common Stock that are Registrable Securities and either (a) are then issued and outstanding or (b) are issuable pursuant to then exercisable or convertible securities.

(q) "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 2.2, 2.3 and 2.4 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements not to exceed $75,000 of a single special counsel for the Holders, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

(r) "Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

(s) "SEC" means the Securities and Exchange Commission.

(t) "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale.

(u) "Securities Act" shall mean the Securities Act of 1933, as amended.

(v) "Series A Director" shall mean any director of the Company that the holders of record of Series A Preferred are entitled to elect, exclusively and as a separate class, pursuant to the Charter.

(w) "Series Seed Director" shall mean any director of the Company that the holders of record of Series Seed Preferred are entitled to elect, exclusively and as a separate class, pursuant to the Charter.

(x) "Series A Preferred" shall mean, collectively, the Company's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock, each with a par value of $0.0001 per share.

(y) "Shares" shall mean, collectively, the Series Seed Preferred and Series A Preferred held by the Investors and their permitted assigns.

(z) "Special Registration Statement" shall mean (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statements related to the issuance or resale of securities issued in such a transaction or (iii) a registration related to stock issued upon conversion of debt securities.

SECTION 2. REGISTRATION; RESTRICTIONS ON TRANSFER.

2.1 Restrictions on Transfer.

(a) Each Holder agrees not to make any disposition of all or any portion of the Shares or Registrable Securities unless and until:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement, (B) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144, except in unusual circumstances.

(b) Notwithstanding the provisions of subsection (a) above, no such restriction shall apply to a transfer by a Holder that is (A) a partnership transferring to its partners or former partners in accordance with partnership interests, (B) a corporation transferring to a wholly-owned subsidiary or a parent corporation, (C) a limited liability company transferring to its members or former members in accordance with their interest in the limited liability company, (D) an entity transferring to an Affiliate, or (E) an individual transferring to the Holder's family member or trust for the benefit of an individual Holder; provided that, in each case, the transferee will agree in writing to be subject to the terms of this Agreement to the same extent as if he, she or it were an original Holder hereunder.

(c) Each certificate representing Shares or Registrable Securities shall be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***ACT***") AND MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.
>
> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN INVESTORS' RIGHTS AGREEMENT BY AND BETWEEN THE STOCKHOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

(d) The Company shall be obligated to reissue promptly unlegended certificates at the request of any Holder thereof if the Company shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification, and legend, provided that the second legend listed above shall be removed only at such time as the Holder of such certificate is no longer subject to any restrictions hereunder.

(e) Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by the Company of an order of the appropriate blue sky authority authorizing such removal.

2.2 Demand Registration.

(a) Subject to the conditions of this Section 2.2, if the Company shall receive a written request from the Holders of a majority of the Registrable Securities (the "Initiating Holders") that the Company file a registration statement under the Securities Act covering the registration of at least 40% of the Registrable Securities then outstanding covering a registration of Registrable Securities with an

anticipated aggregate offering price, net of Selling Expenses, of at least $10,000,000, then the Company shall, within 30 days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 2.2, effect, as expeditiously as reasonably possible, the registration under the Securities Act of all Registrable Securities that all Holders request to be registered.

(b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.2 or any request pursuant to Section 2.4 and the Company shall include such information in the written notice referred to in Section 2.2(a) or Section 2.4(a), as applicable. In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities held by all Initiating Holders (which underwriter or underwriters shall be reasonably acceptable to the Company). Notwithstanding any other provision of this Section 2.2 or Section 2.4, if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a *pro rata* basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

(c) The Company shall not be required to effect a registration pursuant to this Section 2.2:

(i) prior to the earlier of (A) the third anniversary of the date of this Agreement or (B) of the expiration of the restrictions on transfer set forth in Section 2.11 following the Initial Offering;

(ii) after the Company has effected two registrations pursuant to this Section 2.2, and such registrations have been declared or ordered effective;

(iii) during the period starting with the date of filing of, and ending on the date 180 days following the effective date of the registration statement pertaining to the Initial Offering (or such longer period as may be determined pursuant to Section 2.11 hereof); provided that the Company makes reasonable good faith efforts to cause such registration statement to become effective;

(iv) if within 30 days of receipt of a written request from Initiating Holders pursuant to Section 2.2(a), the Company gives notice to the Holders of the Company's intention to file a registration statement for its Initial Offering within 90 days;

(v) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 2.2 a certificate signed by the Chairman of the Board of Directors of the Company (the "Board") stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders; provided that such right to delay a request shall be exercised by the Company not more than once in any 12 month period;

(vi) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.4 below; or

(vii) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

2.3 Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least 15 days prior to the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding Special Registration Statements) and will afford each such Holder an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall, within 15 days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(a) Underwriting. If the registration statement of which the Company gives notice under this Section 2.3 is for an underwritten offering, the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder to include Registrable Securities in a registration pursuant to this Section 2.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the Company determines in good faith, based on consultation with the underwriter, that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders on a *pro rata* basis based on the total number of Registrable Securities held by the Holders; and third, to any stockholder of the Company (other than a Holder) on a *pro rata* basis; provided, however, that no such reduction shall reduce the amount of securities of the selling Holders included in the registration below 30% of the total amount of securities included in such registration, unless such offering is the Initial Offering and such registration does not include shares of any other selling stockholders, in which event any or all of the Registrable Securities of the Holders may be excluded in accordance with the immediately preceding clause. In no event will shares of any other selling stockholder be included in such registration that would reduce the number of shares which may be included by Holders without the written consent of Holders of not less than a majority of the Registrable Securities proposed to be sold in the offering. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least 10 business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder which is a partnership, limited liability company or corporation, the partners, retired partners, members, retired members and stockholders of such Holder, or the estates and family members of any such partners, retired partners, members and retired members and any trusts for the benefit of any of the foregoing person shall be deemed to be a single "Holder," and any *pro rata* reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

(b) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.3 whether or not any Holder has elected to include securities in such registration, and shall promptly notify any Holder that has elected to include shares in such registration of such termination or withdrawal. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 2.5 hereof.

2.4 Form S-3 Registration. In case the Company shall receive from any Holder or Holders of Registrable Securities a written request or requests that the Company effect a registration on Form S-3 (or any successor to Form S-3) or any similar short-form registration statement and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

(a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders of Registrable Securities; and

(b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.4:

(i) if Form S-3 is not available for such offering by the Holders; or

(ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $1,000,000; or

(iii) if within 30 days of receipt of a written request from any Holder or Holders pursuant to this Section 2.4, the Company gives notice to such Holder or Holders of the Company's intention to make a public offering within 90 days, other than pursuant to a Special Registration Statement; or

(iv) if the Company shall furnish to the Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its stockholders for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 2.4; provided, that such right to delay a request shall be exercised by the Company not more than twice in any 12 month period; or

(v) if the Company has, within the 12 month period preceding the date of such request, already effected two registrations on Form S-3 for the Holders pursuant to this Section 2.4; or

(vi) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c) Subject to the foregoing, the Company shall file a Form S-3 registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the requests of the Holders. Registrations effected pursuant to this Section 2.4 shall not be counted as demands for registration or registrations effected pursuant to Section 2.2. All Registration

Expenses incurred in connection with registrations requested pursuant to this Section 2.4 after the first two registrations shall be paid by the selling Holders *pro rata* in proportion to the number of shares to be sold by each such Holder in any such registration.

2.5 Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 2.2, 2.3 or 2.4 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the holders of the securities so registered *pro rata* on the basis of the number of shares so registered. The Company shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to Section 2.2 or 2.4, the request of which has been subsequently withdrawn by the Initiating Holders unless (a) the withdrawal is based upon material adverse information concerning the Company of which the Initiating Holders were not aware at the time of such request or (b) the Holders of a majority of Registrable Securities agree to deem such registration to have been effected as of the date of such withdrawal for purposes of determining whether the Company shall be obligated pursuant to Section 2.2(c) or 2.4(b)(5), as applicable, to undertake any subsequent registration, in which event such right shall be forfeited by all Holders). If the Holders are required to pay the Registration Expenses, such expenses shall be borne by the holders of securities (including Registrable Securities) requesting such registration in proportion to the number of shares for which registration was requested. If the Company is required to pay the Registration Expenses of a withdrawn offering pursuant to clause (a) above, then such registration shall not be deemed to have been effected for purposes of determining whether the Company shall be obligated pursuant to Section 2.2(c) or 2.4(b)(5), as applicable, to undertake any subsequent registration.

2.6 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to 30 days or, if earlier, until the Holder or Holders have completed the distribution related thereto; provided, however, that at any time, upon written notice to the participating Holders and for a period not to exceed 60 days thereafter (the "Suspension Period"), the Company may delay the filing or effectiveness of any registration statement or suspend the use or effectiveness of any registration statement (and the Initiating Holders hereby agree not to offer or sell any Registrable Securities pursuant to such registration statement during the Suspension Period) if the Company reasonably believes that there is or may be in existence material nonpublic information or events involving the Company, the failure of which to be disclosed in the prospectus included in the registration statement could result in a Violation (as defined below). In the event that the Company shall exercise its right to delay or suspend the filing or effectiveness of a registration hereunder, the applicable time period during which the registration statement is to remain effective shall be extended by a period of time equal to the duration of the Suspension Period. The Company may extend the Suspension Period for an additional consecutive 60 days with the consent of the holders of a majority of the Registrable Securities registered under the applicable registration statement, which consent shall not be unreasonably withheld, conditioned or delayed. In no event shall any Suspension Period, when taken together with all prior Suspension Periods, exceed 120 days in the aggregate. If so directed by the Company, all Holders registering shares under such registration statement shall (i) not offer to sell any Registrable Securities pursuant to the registration statement during the period in which the delay or suspension is in effect after receiving notice of such delay or suspension; and (ii) use their best efforts to deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holders' possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. Notwithstanding the foregoing, the Company shall not be required to file, cause to become effective or maintain the effectiveness of any registration statement other than a registration statement on Form S-3 that contemplates a distribution of

securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

(b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in subsection (a) above.

(c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

(d) Use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

(f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g) Use its reasonable efforts to furnish, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a letter, dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters.

2.7 Delay of Registration; Furnishing Information.

(a) No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

(b) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.2, 2.3 or 2.4 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.

(c) The Company shall have no obligation with respect to any registration requested

pursuant to Section 2.2 or Section 2.4 if the number of shares or the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in Section 2.2 or Section 2.4, whichever is applicable.

2.8 Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 2.2, 2.3 or 2.4:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, members, officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement or incorporated reference therein, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will reimburse each such Holder, partner, member, officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, member, officer, director, underwriter or controlling person of such Holder.

(b) To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, or partner, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any of the following statements: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement or incorporated reference therein, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act (collectively, a "Holder Violation"), in each case to the extent (and only to the extent) that such Holder Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder and stated to be specifically for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by

the Company or any such director, officer, controlling person, underwriter or other Holder, or partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Holder Violation; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld, conditioned or delayed; provided further, that in no event shall any indemnity under this Section 2.8 exceed the net proceeds from the offering received by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses thereof to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8 to the extent, and only to the extent, prejudicial to its ability to defend such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) If the indemnification provided for in this Section 2.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) or Holder Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

(e) The obligations of the Company and Holders under this Section 2.8 shall survive completion of any offering of Registrable Securities in a registration statement and, with respect to liability arising from an offering to which this Section 2.8 would apply that is covered by a registration filed before termination of this Agreement, such termination. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

2.9 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned by a Holder to a transferee or assignee of Registrable Securities (for so long as such shares remain Registrable Securities) that (a) is a subsidiary, parent, general partner, limited partner, retired partner, member or retired member, of a Holder that is a corporation, partnership or limited liability company, (b) is a Holder's family member or trust for the benefit

of an individual Holder, or (c) acquires at least 50,000 shares of Registrable Securities (as adjusted for stock splits and combinations); provided, however, (i) the transferor shall, within 10 days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement.

2.10 Limitation on Subsequent Registration Rights. Other than as provided in Section 5.10, after the date of this Agreement, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder rights to demand the registration of shares of the Company's capital stock, or to include such shares in a registration statement that would reduce the number of shares includable by the Holders.

2.11 "Market Stand-Off" Agreement. Each Holder hereby agrees, if requested by the underwriters, that such Holder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) during the 180-day period following the effective date of the Initial Offering (or such longer period after the expiration of the 180 day period, as the underwriters or the Company shall request in order to facilitate compliance with applicable FINRA rules or any successor or similar rules or regulations); provided that all officers and directors of the Company and holders of at least 1% of the Company's voting securities are bound by and have entered into similar agreements.

2.12 Agreement to Furnish Information. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the Holder's obligations under Section 2.11 or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Holder shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in Section 2.11 and this Section 2.12 shall not apply to a Special Registration Statement. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such shares of Common Stock (or other securities) until the end of such period. Each Holder agrees that any transferee of any shares of Registrable Securities shall be bound by Sections 2.11 and 2.12. The underwriters of the Company's stock are intended third party beneficiaries of Sections 2.11 and 2.12 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

2.13 Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration filed by the Company for an offering of its securities to the general public;

(b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and

(c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company

filed with the SEC; and such other reports and documents as a Holder may reasonably request in connection with availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

2.14 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.2, 2.3, or 2.4 hereof shall terminate upon the earlier of: (i) the date three years following an initial public offering that results in the conversion of all outstanding shares of Preferred stock; or (ii) such time as such Holder holds less than 1% of the Company's outstanding Common Stock (treating all shares of Preferred Stock on an as converted basis), the Company has completed its Initial Offering and all Registrable Securities of the Company issuable or issued upon conversion of the Shares held by and issuable to such Holder (and its affiliates) may be sold pursuant to Rule 144 during any 90 day period. Upon such termination, such shares shall cease to be "Registrable Securities" hereunder for all purposes.

SECTION 3. COVENANTS OF THE COMPANY.

3.1 Basic Financial Information and Reporting.

(a) The Company will maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied (except as noted therein), and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

(b) The Company will furnish upon request to each Major Investor:

(i) As soon as practicable, but in any event within 90 days after the end of each fiscal year of the Company (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) an unaudited statement of stockholders' equity as of the end of such year and commencing in fiscal year 2023, all financial statements shall be audited and certified by independent public accountants of regionally recognized standing selected by the Company unless such audit requirement has been waived by the Board, including the Preferred Directors;

(ii) As soon as practicable after the end of each quarterly accounting period in each fiscal year of the Company, and in any event within 30 days thereafter, an unaudited balance sheet of the Company as of the end of each such quarterly period, and an unaudited statement of income and an unaudited statement of cash flows of the Company for such period and for the current fiscal year to date, all prepared in accordance with GAAP (except that such financial statements may be subject to normal year-end audit adjustments);

(iii) Within 45 days of the beginning of each fiscal year, an annual budget and operating plans for such fiscal year (and as soon as available, any subsequent written revisions thereto).

(iv) As soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct; and

(v) Such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.2 Inspection Rights. Each Major Investor shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries, and to discuss the affairs, finances, and accounts of the Company or any of its subsidiaries with its officers, and to review such information as is reasonably requested all at such reasonable times and as often as may be reasonably requested; provided, however, that the Company shall not be obligated under this Section 3.2 with respect to a competitor of the Company or with respect to information which the Board, including at least one of the Preferred Directors, reasonably determines in good faith is attorney-client privileged and should not, therefore, be disclosed. The foregoing notwithstanding, Impact America Fund II, LP (together with its Affiliates, "Impact America") or any Permitted Founders Fund Entity shall not be deemed to be a competitor of the Company for purposes of this Agreement solely on the basis of the investments made by Impact America or such Permitted Founders Fund Entity.

3.3 Observer Rights. As long as Impact America owns not less than 798,148 of the shares of the Series A-1 Preferred Stock (or an equivalent amount of Common Stock issued upon conversion thereof) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), the Company shall invite a representative of Impact America to attend all meetings of the Board in a nonvoting observer capacity and, in this respect, shall provide such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting would adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets (unless disclosed pursuant to a confidentiality agreement or a confidentiality obligation or duty) or give rise to a conflict of interest.

3.4 Confidentiality of Records. Each Investor agrees to use the same degree of care as such Investor uses to protect its own confidential information to keep confidential any information furnished to such Investor pursuant to Section 3.1 and 3.2 hereof that the Company identifies as being confidential or proprietary (so long as such information is not in the public domain), provided that such Investor may disclose such proprietary or confidential information (i) to any Affiliate, partner, Permitted Founders Fund Entity, subsidiary, or parent of such Investor as long as such partner, subsidiary or parent is advised of and agrees or has agreed to be bound by the confidentiality provisions of this Section 3.4 or comparable restrictions; (ii) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (iii) at such time as it enters the public domain through no fault of such Investor; (iii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4; (iv) that is communicated to it free of any obligation of confidentiality; (v) that is developed by Investor or its agents independently of and without reference to any confidential information communicated by the Company; (vi) as required by applicable law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.5 Reservation of Common Stock. The Company will at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Shares, all Common Stock issuable

from time to time upon such conversion.

3.6 Proprietary Information and Inventions Agreement. The Company shall require all employees and consultants to execute and deliver a Proprietary Information and Inventions Agreement substantially in a form approved by the Company's counsel or Board, which approval must include the approval of at least one of the Preferred Directors.

3.7 Key Man Insurance. The Company has obtained life insurance in the amount of $2,000,000 on the life of Praveen Shanbhag, naming the Company as beneficiary and will use commercially reasonable efforts to cause such insurance policy to be maintained until such time as the Board (including at least one of the Preferred Directors) determines that such insurance should be discontinued.

3.8 Director and Officer Insurance. The Company has obtained Directors and Officers liability insurance in an amount of $2,000,000 and will use commercially reasonable efforts to cause such insurance policy to be maintained until such time as the Board (including the Series A Director) determines that such insurance should be discontinued. Such policy shall not be cancelable by the Company without prior approval by the Board (including the Series A Director).

3.9 Termination of Covenants. The covenants of the Company contained in this Section 3 shall expire and terminate as to each Investor upon the earlier of (i) the closing of a Qualified IPO or (ii) upon a "Liquidation Event," "Asset Transfer," or "Acquisition," as those terms are defined in the Charter.

SECTION 4. RIGHTS OF FIRST REFUSAL.

4.1 Subsequent Offerings. Each Major Investor shall have a right of first refusal to purchase its *pro rata* share of all Equity Securities (as defined below) that the Company may, from time to time, propose to sell and issue after the date of this Agreement, other than the Equity Securities excluded by Section 4.6 hereof. Each Major Investor's *pro rata* share is equal to the ratio of (a) the number of shares of Common Stock (including all shares of Common Stock issuable or issued upon conversion of the Shares or upon the exercise of, or issuable upon conversion of Shares issuable upon the exercise of, outstanding warrants) of which such Investor is deemed to be a holder immediately prior to the issuance of such Equity Securities to (b) the total number of shares of Common Stock (including all shares of Common Stock issued or issuable upon conversion of the Shares or upon the exercise of, or issuable upon conversion of Shares issuable upon the exercise of, any outstanding warrants) outstanding immediately prior to the issuance of the Equity Securities. The term "<u>Equity Securities</u>" shall mean (i) any Common Stock, Preferred Stock, or other security of the Company, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any Common Stock, Preferred Stock, or other security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, Preferred Stock, or other security, or (iv) any such warrant or right.

4.2 Exercise of Rights. Notwithstanding any other provisions of this Agreement, if the Company proposes to issue any Equity Securities, it shall give each Major Investor written notice of its intention, describing the Equity Securities, the price, and the terms and conditions upon which the Company proposes to issue the same. Each Major Investor shall have 15 days from the giving of such notice to agree to purchase its *pro rata* share of the Equity Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Securities to be purchased.

4.3 Issuance of Equity Securities to Other Persons. If not all of the Major Investors elect to purchase their *pro rata* share of the Equity Securities, then the Company shall promptly notify in writing the Major Investors who do so elect and shall offer such Major Investors the right to acquire such unsubscribed shares on a *pro rata* basis. The Major Investors shall have five days after receipt of such notice to notify the Company of its election to purchase all or a portion of the unsubscribed shares. The

Company shall have 90 days thereafter to sell the Equity Securities in respect of which the Major Investors' rights were not exercised, at a price not lower and upon general terms and conditions not materially more favorable to the purchasers thereof than specified in the Company's notice to the Major Investors pursuant to Section 4.2 hereof. If the Company has not sold such Equity Securities within 90 days of the notice provided pursuant to Section 4.2, the Company shall not thereafter issue or sell any Equity Securities without first offering such securities to the Major Investors in the manner provided above.

4.4 Termination of First Refusal. The rights of first refusal established by this Section 3 shall not apply to, and shall terminate upon the closing of a Qualified IPO or upon a "Liquidation Event," "Asset Transfer," or "Acquisition," as those terms are defined in the Charter.

4.5 Assignment of Rights of First Refusal. The rights of first refusal of each Major Investor under this Section 4 may be assigned to the same parties, subject to the same restrictions, as any transfer of registration rights pursuant to Section 2.9.

4.6 Excluded Securities. The rights of first refusal established by this Section 4 shall have no application to any of the following Equity Securities: (a) shares of Common Stock and/or options, warrants, or other rights to purchase shares of Common Stock and the shares of Common Stock issued pursuant to such options, warrants, or other rights (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like after the date hereof) issued or to be issued after the date hereof to employees, officers, or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board (including at least one of the Preferred Directors), or such higher amount of shares that is approved by the holders of a majority of the then-outstanding Shares; (b) stock issued or issuable pursuant to any rights or agreements, options, warrants, or convertible securities outstanding as of the date of this Agreement; (c) any Equity Securities issued in connection with any stock split, stock dividend, or recapitalization by the Company; (d) any Equity Securities issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial or lending institution approved by the Board (including at least one of the Preferred Directors); (e) any Equity Securities that are issued by the Company pursuant to a registration statement filed under the Securities Act; (f) any Equity Securities issued by the Company pursuant to that certain Preferred Stock Purchase Agreement dated as of September 1, 2022; or (g) any Equity Securities describe in Section D.4(h)(v)(A)-(G) of Article IV of the Charter.

SECTION 5. Additional Covenants.

5.1 Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement in a form approved by the Board (including at least one of the Preferred Directors).

5.2 Employee Stock. Unless otherwise approved by the Board (including at least one of the Preferred Directors), all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for vesting of shares over a four year period, with the first 25% of such shares vesting following 12 months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following 36 months. All future equity granted to Praveen Shanbhag or employees of the Company in connection with their service to the Company shall be subject to approval by the Board (including at least one of the Preferred Directors). All equity of the Company held by Praveen Shanbhag shall remain subject to vesting and acceleration terms, if any, as set forth in the current stock purchase or option grant agreement by and between the Founder and the Company.

5.3 Crypto Asset Issuances. In the event that the Company or any of its subsidiaries issues any Crypto Assets (as defined below) in any transaction or series of related transactions with a purpose of raising capital or distributing Crypto Assets in a decentralized network ("Crypto Asset Distribution Event"), the Board (including at least one of the Preferred Directors), shall determine the number of Crypto Assets to be retained by or allocated directly to the Company, its subsidiaries or affiliates (such number, the "Retained Crypto Assets"), and of such Retained Crypto Assets, the total aggregate amount of Crypto Assets that shall be made available to the Company's equityholders (the "Stockholder Crypto Asset Pool"). Each holder of Preferred Stock shall be entitled to receive such holder's pro rata share (assuming full conversion and/or exercise, as applicable, of all Preferred Stock then held by such holder) of the Stockholder Crypto Asset Pool equal to the product of (i) the Pro Rata Equity Ownership Share (as defined below) applicable to such holder in the Company as of the date of the Crypto Asset issuance or other distribution, multiplied by (ii) the Stockholder Crypto Asset Pool. The Company and the Investors agree that such distribution may be by dividend, by purchase agreement or otherwise, in each case with such terms and conditions, including restrictions on transfer, as may be necessary, as determined by the Company in good faith and in consultation with counsel, to comply with all applicable laws and regulations, including formal or informal guidance provided by any government regulator, as applicable. "Crypto Assets" as used herein means cryptocurrencies, tokens, coins, virtual currencies, similar digital assets or other blockchain-based assets issued by the Company in a decentralized network. "Pro Rata Equity Ownership Share" as used herein means for each holder of Preferred Stock, the ratio of such holder's (a) number of shares held of the Company's Common Stock (including all shares of Common Stock issuable or issued upon conversion of the Shares or upon the exercise of, or issuable upon conversion of Shares issuable upon the exercise of, outstanding warrants) of which such Investor is deemed to be a holder immediately prior to the issuance of such Crypto Assets to (b) the total number of shares of Common Stock (including all shares of Common Stock issued or issuable upon conversion of the Shares or upon the exercise of, or issuable upon conversion of Shares issuable upon the exercise of, any outstanding warrants) outstanding immediately prior to the issuance of the Crypto Assets.

5.4 Matters Requiring Preferred Director Approval. During such time or times as the holders of Preferred Stock are entitled to elect at least one Preferred Director and such seat is filled, the Company hereby covenants and agrees with each of the Investors that it shall not, without approval of the Board, which approval must include the approval of at least one of the Preferred Directors, or, in the case of Subsections (a) and (b), both Preferred Directors (such requirement should be effective at any time two Preferred Directors are seating at the Board):

(a) change the principal business of the Company, enter into a new line of business, or exit a current line of business;

(b) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business, unless in connection with an Asset Transfer or Acquisition;

(c) make any loan or advance to any Person, including, without limitation, to any employee or director of the Company, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board;

(d) guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; or

(e) pay a bonus to any officer of the Company in an aggregate amount greater than $100,000.

5.5 Board Matters. The Board will meet at least four times per year on a quarterly basis. The

Company shall reimburse all non-employee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's expense policy) in connection with attending meetings of the Board.

5.6 Right to Conduct Activities. The Company hereby agrees and acknowledges that Impact America is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict the Investors from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, Impact America shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by Impact America in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of Impact America to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) any of the Investors from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

SECTION 6. MISCELLANEOUS.

6.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware in all respects as such laws are applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without reference to conflicts of laws or principles thereof.

6.2 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors, and administrators and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Securities from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Registrable Securities specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price.

6.3 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants, and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants, or agreements outside of this Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.4 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.

6.5 Amendment and Waiver. Except as otherwise expressly provided, this Agreement may

be amended or modified, and the obligations of the Company and the rights of the Holders under this Agreement may be waived, only upon the written consent of the Company and the holders of a majority of the then-outstanding Registrable Securities, which majority must include the holders of at least fifty-five percent (55%) of the outstanding shares of Series A-1.

6.6 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default, or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default, or noncompliance, or any acquiescence therein, or of any similar breach, default, or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party's part of any breach, default, or noncompliance under the Agreement or any waiver on such party's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

6.7 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally-recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or Exhibit A hereto or at such other address or electronic mail address as such party may designate in writing. If notice is given to the Company, it shall be sent to 2627 Hanover Street, Palo Alto, CA 94304, *Attention*: Praveen Shanbhag; and a copy (which shall not constitute notice) shall also be sent to Weiss Brown PLC, *Attention:* Heather Todd Horrocks, 6263 North Scottsdale Road, Suite 340 Scottsdale, Arizona 85250. If notice is given to Investors, a copy (which shall not constitute notice) shall also be sent to O'Melveny & Myers LLP, Attention: Nathaniel P. Gallon, 2765 Sand Hill Road, Menlo Park, CA 94025.

6.8 Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's name on the Exhibits hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.9 Attorneys' Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including, without limitation, to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs, and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs, and expenses of appeals.

6.10 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

6.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company shall issue additional shares of its Series A-4 Preferred Stock or Series A-5 Preferred Stock, any

purchaser of such shares of Series A-4 Preferred Stock or Series A-5 Preferred Stock shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an "Investor," a "Holder" and a party hereunder.

6.12 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the District of Northern California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the District of Northern California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.14 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliated entities shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[SIGNATURE PAGES FOLLOW]

COMPANY:

NAMECOACH, INC.

By: *Founder Signature*
Name: Praveen Shanbhag
Title: Chief Executive Officer

NameCoach, Inc.

First Amended and Restated Right of First Refusal and Co-Sale Agreement

This first Amended and Restated Right of First Refusal and Co-Sale Agreement (this"Agreement") is made and entered into as of [EFFECTIVE DATE], by and among NameCoach, Inc., a Delaware corporation (the "Company"), the Investors (as defined below), and each of the persons listed on Exhibit B hereto (each referred to herein as a "Key Holder" and collectively as the "Key Holders").

Recitals

WHEREAS, the Company, the Key Holders and certain of the Investors (the "Existing Investors") previously entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated September 1, 2022 (the "Prior Agreement"), in connection with the purchase of shares of Series A-1 Preferred Stock of the Company, par value $0.0001 per share (the "Series A-1 Preferred Stock"), shares of Series A-2 Preferred Stock of the Company, par value $0.0001 per share (the "Series A-2 Preferred Stock") and shares Series A-3 Preferred Stock of the Company, par value $0.0001 per share (the "Series A-3 Preferred Stock" and together with the Series A-1 Preferred Stock and Series A-2 Preferred Stock, the "Series A Preferred Stock");

WHEREAS, in connection with the issuance of Series A-4 Preferred Stock, par value $0.0001 per share, (the "Series A-4 Preferred Stock") and Series A-5 Preferred Stock, par value $0.0001 per share, (the "Series A-5 Preferred Stock"), pursuant to that certan Subscription Agreement dated as of the date hereof by and among the Company and certain Investors (the "Subscription Agreement"), the Company, certain Key Holders, and certain of the Existing Investors deire to amend and restate the Prior Agreement in its entirety to provide the Investors with the rights and priviliges as set forth herein;

WHEREAS, the Prior Agreement may be amended or modified with the written consent of the Company, holders of at least a majority of the Preferred Stock held by the Investors, which majority must include the holders of at least fifty-five percent (55%) of the Series A-1 Preferred Stock, and (iii) holders of a majority of the Key Holder Stock, voting as a single class on an as-converted basis;

WHEREAS, the undersigned Existing Investors constitute holders of at least majority of the Preferred stock, and at least fifty-five percent (55%) of the Series A-1 Preferred Stock and the undersigned Key Holders constitute holders of a majority of the Key Holder Stock (for this purpose as defined in the Prior Agreement) held by Key Holders currently providing services to the Company as officers or employees.

NOW, **THEREFORE**, the Company, the undersigned Key Holders and the Investors, including the undersigned Existing Investors, each hereby agree to amend and restate the Prior Agreement in its entirety as set forth herein, and the parties hereto further agree as follows:

1. Definitions.

1.1 "Affiliate" means, with respect to any specified person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such person, including without limitation any general partner, managing member, officer or director of such person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such person; for the avoidance of doubt, each Permitted Founders Fund Entity shall be deemed to be Affiliated with all other Permitted Founders Fund Entities.

1.2 "Key Holder Stock" shall mean shares of the Company's Common Stock now owned or subsequently acquired by the Key Holders by gift, purchase, dividend, option exercise, or any other means whether or not such securities are only registered in a Key Holder's name or beneficially or legally owned by such Key Holder, including any interest of a spouse in any of the Key Holder Stock, whether that interest is asserted pursuant to marital property laws or otherwise.

1.3 "Investor" means the persons named on Exhibit A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.4, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.11 and any one of them, as the context may require; provided, however, that any such person shall cease to be considered an Investor for purposes of this Agreement at any time such person and his, her or its Affiliates collectively hold fewer than (i) 1,840,787 shares of Series Seed Preferred Stock or (ii) 1,995,370 shares of Series A Preferred Stock (in each case as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.4 "Investor Stock" shall mean shares of the Company's Common Stock or Preferred Stock now owned or subsequently acquired by the Investors whether or not such securities are only registered in an Investor's name or beneficially or otherwise legally owned by such Investor.

1.5 "Permitted Founders Fund Entity" means (i) Founders Fund, LLC; (ii) Lembas IV (or, in the alternative, one (1) similar Founders Fund investment vehicle); (iii) The Founders Fund V Management, LLC; (iv) The Founders Fund V, LP; (v) The Founders Fund V Principals Fund, LP; (vi) The Founders Fund V Entrepreneurs Fund, LP; (vii) FF Angel V, LLC; (viii) FF Science V, LLC; (ix) any Founders Fund employee investment vehicle; and (x) any partner or Affiliate of any Permitted Founders Fund Entity.

1.6 For purposes of this Agreement, the term "Transfer" shall include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise, or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees, or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Key Holder Stock.

2. TRANSFERS BY A KEY HOLDER.

2.1 Notice of Transfer. Other than in connection with a Transfer excluded by Section 3.1, if a Key Holder proposes to Transfer any shares of Key Holder Stock then the Key Holder shall promptly give written notice (the "Notice") simultaneously to the Company and to each of the Investors at least 30 days prior to the closing of such Transfer. The Notice shall describe in reasonable detail the proposed Transfer including, without limitation, the number of shares of Key Holder Stock to be transferred, the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

2.2 Company Right of First Refusal. For a period of 10 days (the "Company ROFR Period") following receipt of any Notice described in Section 2.1, the Company shall have the right to purchase all or a portion of the Key Holder Stock subject to such Notice on the same terms and conditions as set forth therein. The Company's purchase right shall be exercised by written notice signed by an officer of the Company (the "Company Notice") and delivered to the Key Holder within the Company ROFR Period. The Company shall effect the purchase of the Key Holder Stock, including payment of the purchase price, not more than five business days after delivery of the Company's Notice, and at such time the Key Holder shall deliver to the Company the certificate(s) representing the Key Holder Stock to be purchased by the Company, each certificate to be properly endorsed for transfer. The Key Holder Stock so purchased shall thereupon be cancelled and cease to be issued and outstanding shares of the Company's Common Stock.

2.3 Investor Right of First Refusal.

(a) In the event that the Company does not elect to purchase all of the Key Holder Stock available pursuant to its rights under Section 2.2 within the Company ROFR Period, the Key Holder shall give written notice within 20 days following the earlier to occur of (i) any waiver by the Company of its rights under Section 2.2 or (ii) the expiration of Company ROFR Period (the "Second Notice") to each of the Investors, which shall set forth the number of shares of Key Holder Stock not purchased by the Company and which shall include the terms of Notice set forth in Section 2.1. Each Investor shall then have the right, exercisable upon written notice to the Key Holder (the "Investor Notice") within 10 days after the receipt of the Second Notice (the "Investor ROFR Period"), to purchase its *pro rata* share of the Key Holder Stock subject to the Second Notice and on the same terms and conditions as set forth therein. Except as set forth in Section 2.3(c), the Investors who so exercise their rights (the "Participating Investors") shall effect the purchase of the Key Holder Stock, including payment of the purchase price, not more than five days after the termination of the Investor ROFR Period, and at such time the Key Holder shall deliver to the Participating Investors the certificate(s) representing the Key Holder Stock to be purchased by the Participating Investors, each certificate to be properly endorsed for transfer.

(b) Each Investor's *pro rata* share shall be equal to the product obtained by multiplying (i) the aggregate number of shares of Key Holder Stock covered by the Second Notice and (ii) a fraction, the numerator of which is the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock or other rights to acquire shares of Common Stock held by the Participating Investor at the time of the First Notice, and the denominator of which is the total number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock or other rights to acquire shares of Common Stock at the time of the First Notice held by all Investors.

(c) In the event that not all of the Investors elect to purchase their *pro rata* share of the Key Holder Stock available pursuant to their rights under Section 2.3(a) within the Investor ROFR Period, then the Key Holder shall give written notice to each of the Participating Investors within 20 days following the expiration of the Investor ROFR Period (the "Overallotment Notice"), which shall set forth the number of shares of Key Holder Stock not purchased by the other Investors, and shall offer such Participating Investors the right to acquire such unsubscribed shares. Each Participating Investor shall have five days after receipt of the Overallotment Notice to deliver a written notice to the Key Holder (the "Participating Investors Overallotment Notice") indicating the number of unsubscribed shares that such Participating Investor desires to purchase, and each such Participating Investor shall be entitled to purchase such number of unsubscribed shares on the same terms and conditions as set forth in the Second Notice. In the event that the Participating Investors desire, in the aggregate, to purchase in excess of the total number of available unsubscribed shares, then the number of unsubscribed shares that each Participating Investor may purchase shall be reduced on a pro rata basis. For purposes of this Section 2.3(c) the denominator described in clause (ii) of subsection 2.3(b) above shall be the total number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock or other rights to acquire shares of Common Stock held by all Participating Investors at the time of the First Notice. The Participating Investors shall then effect the purchase of the Key Holder Stock, including payment of the purchase price, not more than five days after delivery of the Participating Investors Overallotment Notice, and at such time, the Key Holder shall deliver to the Investors the certificates representing the Key Holder Stock to be purchased by the Participating Investors, each certificate to be properly endorsed for transfer.

2.4 Right of Co-Sale.

(a) In the event the Company and the Investors fail to exercise their respective rights to purchase all of the Key Holder Stock subject to Sections 2.2 and 2.3 hereof, following the exercise or expiration of the rights of purchase set forth in Section 2.2 and 2.3, then the Key Holder shall deliver to the

Company and each Investor written notice (the "Co-Sale Notice") that each Investor shall have the right, exercisable upon written notice to such Key Holder with a copy to the Company within 15 days after receipt of the Co-Sale Notice (the "Co-Sale Period"), to participate in such Transfer of Key Holder Stock on the same terms and conditions. Such notice shall indicate the number of shares of Investor Stock up to that number of shares determined under Section 2.4(b) such Investor wishes to sell under his or her right to participate. To the extent one or more of the Investors exercise such right of participation in accordance with the terms and conditions set forth below, the number of shares of Key Holder Stock that such Key Holder may sell in the transaction shall be correspondingly reduced.

(b) Each Investor may sell all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of shares of Key Holder Stock covered by the Co-Sale Notice and not purchased by the Company or its assignees or Investors pursuant to Section 2.2 or 2.3 by (ii) a fraction the numerator of which is the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock or other rights to acquire shares of Common Stock held by such Investor at the time of the First Notice and the denominator of which is the total number of shares of Common Stock held by such Key Holder (excluding shares purchased by the Company and/or Investors pursuant to Section 2.2 or 2.3) plus the number of shares of Common Stock issued or issuable upon the conversion or exercise of Preferred Stock or other rights to acquire shares of Common Stock held by all Investors at the time of the First Notice.

(c) Each Investor who elects to participate in the Transfer pursuant to this Section 2.4 (a "Co-Sale Participant") shall effect its participation in the Transfer by promptly delivering to such Key Holder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(i) the type and number of shares of Common Stock which such Co-Sale Participant elects to sell; or

(ii) that number of shares of Preferred Stock which is at such time convertible into the number of shares of Common Stock which such Co-Sale Participant elects to sell; provided, however, that if the prospective purchaser objects to the delivery of Preferred Stock in lieu of Common Stock, such Co-Sale Participant shall convert such Preferred Stock into Common Stock and deliver Common Stock as provided in Section 2.4(c)(i) above. The Company agrees to make any such conversion concurrent with and contingent upon the actual transfer of such shares to the purchaser.

(d) The stock certificate or certificates that the Co-Sale Participant delivers to such Key Holder pursuant to Section 2.4(c) shall be transferred to the prospective purchaser in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the Co-Sale Notice, and the Key Holder shall concurrently therewith remit to such Co-Sale Participant that portion of the sale proceeds to which such Co-Sale Participant is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from a Co-Sale Participant exercising its rights of co-sale hereunder, such Key Holder shall not sell to such prospective purchaser or purchasers any Key Holder Stock unless and until, simultaneously with such sale, such Key Holder shall purchase such shares or other securities from such Co-Sale Participant on the same terms and conditions specified in the Co-Sale Notice.

(e) The exercise or non-exercise of the rights of any Investor hereunder to participate in one or more Transfers of Key Holder Stock made by any Key Holder shall not adversely affect such Investor's right to participate in subsequent Transfers of Key Holder Stock subject to Section 2.

(f) To the extent that the Investors do not elect to participate in the sale of the Key Holder Stock subject to the Co-Sale Notice, such Key Holder may, not later than 60 days following delivery to the Company of the Co-Sale Notice, enter into an agreement providing for the closing of the Transfer of such Key Holder Stock covered by the Co-Sale Notice within 30 days of such agreement on terms and conditions not materially more favorable to the transferor than those described in the Co-Sale Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Co-Sale Notice, as well as any subsequent proposed Transfer of any of the Key Holder Stock by a Key Holder, shall again be subject to the first refusal and co-sale rights of the Company and/or Investors and shall require compliance by a Key Holder with the procedures described in this Section 2.

3. EXEMPT TRANSFERS.

3.1 Notwithstanding the foregoing, the notice, first refusal and co-sale rights of the Company and/or the Investors set forth in Section 2 above shall not apply to (i) any transfer or transfers by a Key Holder which in the aggregate, over the term of this Agreement (including any agreement of which this Agreement is a direct or indirect amendment or restatement (a "Predecessor Agreement")), including any prior transfers, amount to no more than 5% of the shares of Key Holder Stock held by a Key Holder as of the date such Key Holder first became party to this Agreement (including any Predecessor Agreement) (as adjusted for stock splits, dividends and the like), (ii) any transfer without consideration to the Key Holder's ancestors, descendants or spouse or to trusts for the benefit of such persons or the Key Holder, (iii) any transfer or transfers by a Key Holder to another Key Holder (the "Transferee-Key Holder") so long as the Transferee-Key Holder is, at the time of the transfer, employed by or acting as a consultant or director of the Company, or (iv) any *bona fide* gift; provided that in the event of any transfer made pursuant to one of the exemptions provided by clauses (ii), (iii) and (iv), (A) the Key Holder shall inform the Investors of such pledge, transfer or gift prior to effecting it and (B) the pledgee, transferee or donee shall enter into a written agreement to be bound by and comply with all provisions of this Agreement, as if it were an original Key Holder hereunder, including without limitation Section 2. Except with respect to Key Holder Stock transferred under clause (i) above (which Key Holder Stock shall no longer be subject to the right of first refusal and co-sale rights of the Company and/or the Investors set forth in this Agreement), such transferred Key Holder Stock shall remain "Key Holder Stock" hereunder, and such pledgee, transferee or donee shall be treated as the "Key Holder" for purposes of this Agreement, except that such transferee or donee may not transfer shares pursuant to Section 3.1(i) hereof. Notwithstanding the foregoing, any shares of Key Holder Stock transferred pursuant to clause (i) above shall remain subject to any right of first refusal in favor of the Company.

3.2 Notwithstanding the foregoing, the provisions of Section 2 shall not apply to the sale of any Key Holder Stock to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended.

3.3 This Agreement is subject to, and shall in no manner limit the right which the Company may have to repurchase securities from the Key Holder pursuant to (i) a stock restriction agreement or other agreement between the Company and the Key Holder and (ii) any right of first refusal set forth in the Bylaws of the Company.

4. PROHIBITED TRANSFERS.

4.1 Call Option. In the event of a prohibited transfer in violation of Section 2.3 hereof (a "Prohibited Transaction"), the Investors shall have the option to purchase from the pledgee, purchaser or transferee of the Key Holder Stock transferred in violation of Section 2.3, the number of shares that the Investors would have been entitled to purchase had such Prohibited Transaction been effected in accordance with Section 2.3 hereof, on the following terms and conditions:

(a) The price per share at which the shares are to be purchased by the Investor shall

be equal to the price per share paid to such Key Holder by the third party purchaser or purchasers of such Key Holder Stock that is subject to the Prohibited Transaction; and

(b) the Key Holder effecting such Prohibited Transaction shall reimburse the Investor for any expenses, including legal fees and expenses, incurred in effecting such purchase.

4.2 Put Option.

(a) In the event that a Key Holder should sell any Key Holder Stock in contravention of the co-sale rights of each Investor under Section 2.4 of this Agreement (a "Prohibited Transfer"), each Investor, in addition to such other remedies as may be available at law, in equity or hereunder, shall have the put option provided below, and such Key Holder shall be bound by the applicable provisions of such option.

(b) In the event of a Prohibited Transfer, each Investor shall have the right to sell to such Key Holder the type and number of shares of Common Stock equal to the number of shares each Investor would have been entitled to transfer to the purchaser under Section 2.4 hereof had the Prohibited Transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions:

(i) the price per share at which the shares are to be sold to the Key Holder shall be equal to the price per share paid by the purchaser to such Key Holder in such Prohibited Transfer. The Key Holder shall also reimburse each Investor for any and all fees and expenses, including legal fees and expenses, incurred in connection with the exercise or the attempted exercise of the Investor's rights under Section 2.4;

(ii) within 90 days after the date on which an Investor received notice of the Prohibited Transfer, such Investor shall, if exercising the option created hereby, deliver to the Key Holder the certificate or certificates representing the shares to be sold, each certificate to be properly endorsed for transfer; and

(iii) such Key Holder shall, upon receipt of the certificate or certificates for the shares to be sold by an Investor, pursuant to this Section 4.2, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 4.2(b)(i)**,** in cash or by other means acceptable to the Investor.

4.3 Voidability of Transfer. Notwithstanding the foregoing, any purported Transfer by a Key Holder of Key Holder Stock in violation of Section 2 and/or Section 3 hereof shall be voidable at the option of the holders of a majority of the Investor Stock if the holders of a majority of the Investor Stock do not elect to exercise the call or put option set forth in this Section 4, and the Company agrees it will not effect such a transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of the holders of a majority of the Investor Stock.

5. LEGEND.

5.1 Each certificate representing shares of Key Holder Stock now or hereafter owned by the Key Holder or issued to any person in connection with a Transfer pursuant to Section 3.1 hereof shall be endorsed with the following legend:

"THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN SOME CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

5.2 The Key Holders agree that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in Section 5.1 above to enforce the provisions of this Agreement and the Company agrees to promptly do so. The legend shall be removed at the request of any Key Holder following termination of this Agreement.

6. MISCELLANEOUS.

6.1 Conditions to Exercise of Rights. Exercise of the Investors' rights under this Agreement shall be subject to and conditioned upon, and the Key Holders and the Company shall use their best efforts to assist each Investor in, compliance with applicable laws.

6.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware in all respects as applied to agreements among Delaware residents entered into and performed entirely within Delaware.

6.3 Amendment. Any provision of this Agreement may be amended or modified and/or the observance thereof may be waived or this Agreement terminated, only with the written consent of (i) the Company, (ii) holders of at least a majority of the Preferred Stock held by the Investors, which majority must include the holders of at least fifty-five percent (55%) of the Series A-1 Preferred Stock, and (iii) holders of a majority of the Key Holder Stock, voting as a single class on an as-converted basis, held by Key Holders then providing services to the Company as officers, employees or consultants; provided, that no consent of any Key Holder shall be necessary for any amendment and/or restatement which merely includes additional holders of Preferred Stock or other preferred stock of the Company as "Investors" as parties hereto or other employees of the Company as "Key Holders" and parties hereto and does not otherwise materially increase such Key Holders' obligations hereunder other than the change in the number of shares determined by Section 2.3 and/or 2.4 hereof as a result of the addition of such additional holder. Any amendment or waiver effected in accordance with clauses (i), (ii), and (iii) of this Section 6.3 shall be binding upon each Investor, its successors and assigns, the Company and each of the Key Holders. No consent of any party hereto shall be necessary to include as a party to this Agreement any transferee required to become a party hereto pursuant to Section 3.1 hereof.

6.4 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and other legal representatives.

6.5 Term. This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

(a) the date of the closing of a Qualified IPO as defined in the Company's Amended and Restated Certificate of Incorporation as in effect as of the date hereof; or

(b) the date of the closing of a Liquidation Event, Acquisition or Asset Transfer, each as defined in the Company's Amended and Restated Certificate of Incorporation as in effect as of the date hereof.

6.6 Ownership. Each Key Holder represents and warrants that he, she or it is the sole legal and beneficial owner of those shares of Key Holder Stock he, she, or it currently holds subject to the Agreement and that no other person has any interest (other than a community property interest) in such shares.

6.7 Notices. All notices required in connection with this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally-recognized overnight courier, specifying next day delivery, with written notification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or on the Exhibits hereto, or at such other address or electronic mail address as such party may designate in writing. If notice is given to the Company, it shall be sent to 2627 Hanover Street, Palo Alto, CA 94304, *Attention*: Praveen Shanbhag; and a copy (which shall not constitute notice) shall also be sent to Weiss Brown, PLC, *Attention:* Heather Todd Horrocks, 6263 North Scottsdale Road, Suite 340 Scottsdale, AZ 85250. If notice is given to the Investors, a copy (which shall not constitute notice) shall also be sent to O'Melveny & Myers LLP, Attention: Nathaniel P. Gallon, 2765 Sand Hill Road, Menlo Park, CA 94025.

6.8 Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.9 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.

6.10 Attorneys' Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

6.11 Entire Agreement. This Agreement and the Exhibits hereto, along with the Subscription Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable

or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

6.12 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company shall issue additional shares of its Series A-4 Preferred Stock or Series A-5 Preferred Stock, any applicable purchaser of such shares of Series A-4 Preferred Stock or Series A-5 Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an "Investor" hereunder.

6.13 Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.14 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the District of Northern California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the District of Northern California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.15 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying

with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.16 Effect on Prior Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

[SIGNATURE PAGES FOLLOW]

COMPANY:

NAMECOACH, INC.

By: *Founder Signature*
Name: Praveen Shanbhag
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this First Amended and Restated Voting Agreement as of the date first written above.

INVESTOR:

NAMECOACH I, A SERIES OF WEFUNDER SPV, LLC

By: Wefunder Admin, LLC, its Manager

By: Investor Signature

Name: Nick Tommarello
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this First Amended and Restated Investors' Rights Agreement as of the date first written above.

INVESTOR:

NAMECOACH I, A SERIES OF WEFUNDER SPV, LLC

By: Wefunder Admin, LLC, its Manager

By: *Investor Signature*
Name: Nick Tommarello
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this First Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR:

NAMECOACH I, A SERIES OF WEFUNDER SPV, LLC

By: Wefunder Admin, LLC, its Manager

By: *Investor Signature*
Name: Nick Tommarello
Title: Chief Executive Officer